BeautyKind Holdings, Inc.

6101 W. Centinela Ave, Ste. 394

Culver City, CA 90230

March 9, 2016

VIA EDGAR

Pamela A. Long, Assistant Director

Mail Stop 4631

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	BeautyKind Holdings, Inc.

Offering Statement on Form 1-A

Filed February 5, 2016

File No. 24-10524

Dear Ms. Long:

BeautyKind Holdings, Inc. (the “Company”) is in receipt of your comment letter dated March 2, 2016 regarding the above referenced filing. As requested in your letter, we have provided the following responses to the questions raised by the staff and in connection with such responses, we are filing Amendment No. 1 to the Offering Statement Form 1-A to provide, among other things, additional disclosures in response to the staff’s comments. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Provide us a statement on whether the amount of compensation to be allowed or paid to the underwriter has been cleared with the Financial Industry Regulatory Authority. See General Instruction IV(a) of Form 1-A.

RESPONSE:	The company will provide the staff with the Financial Industry Regulatory Authority’s no-objection regarding the underwriter's compensation prior to the qualification of the Form 1-A.

Relationship with We-Commerce, page 4

2.	Please clarify the business purpose of the company in entering into the asset purchase agreement with We-Commerce, which appears to be almost 90% owned by members of your board of directors. Please also clarify that We-Commerce issued its common units to your Series A preferred unitholders as consideration for the assets, consistent with disclosure in the agreement that you filed as Exhibit (6)(b). Finally, please disclose whether any of those Series A preferred unitholders are also your officers, directors, or affiliates. Please also make corresponding changes in response to this comment in your section entitled “Interest of Management and Others in Certain Transactions” where you discuss the transactions with We-Commerce.

Pamela A. Long, Assistant Director

Securities and Exchange Commission

March 9, 2016

RESPONSE:	In response to the staff’s comment, the Company has revised the disclosures in the “Summary” section under “Relationship with We-Commerce” and in the “Interest of Management and Others in Certain Transactions” section to clarify that the business purpose of the Company entering into the asset purchase agreement with We-Commerce was so that We-Commerce can, via: (1) the administrative services agreement; and (2) the exclusive market agreement and non-exclusive license agreement both as described in the filing, provide shared services to the Company as well as aggregate market and customer data from multiple sales verticals unrelated to the beauty industry for the use and benefit of the Company. In addition, this asset purchase agreement allowed the Company, per the exclusive market agreement and non-exclusive license agreement described in the filing, to license this technology at no cost to the Company until the Company has total gross revenues that exceed $12,500,000 per quarter. In addition, we clarified that, as compensation for the assets, in addition to the term note receivable, We-Commerce issued one common unit in We-Commerce to the Company’s Series A unit holders for every three Series A units they held on April 6, 2015. These unit holders included all of the Directors (Messrs. Davis, Waterman, and Marshall).

Securities Offered, page 5

3.	Please clarify here and in the “Underwriting” section on page 12 the purpose of the escrow once the minimum has been reached. Please also clarify what conditions must be met after the minimum has been reached for additional shares to be released to investors who purchase after the minimum has been reached.

RESPONSE:	In response to the staff’s comment, the Company has revised the disclosures on page 5 in “Securities Offered” and page 12 in “Underwriting” to discuss in more detail the flow of funds in the offering, including the purpose of the escrow arrangement. In addition, the Company notes that once the minimum offering amount is sold and the initial closing is completed, the Underwriter will consider various factors to determine the timing of any additional closings. These factors may include the amount of proceeds received at the initial closing date and the level of additional subscription received after the initial closing date. Moreover, any additional closings are subject the specific conditions that the additional investors meet the eligibility requirements under applicable laws and have duly executed a subscription agreement. In general, the Underwriter expects to close the additional investments on a timely basis soon after receiving a sufficient amount of valid subscriptions. Accordingly, the Company has revised the disclosures on pages 5 and 15 to clarify this point).

A third-party distributor picks, packs and ships all of our products…, page 8

4.	Disclose in the business section whether you have an agreement with Newgistics, Inc. to act as your third-party distributor, and, if so, summarize the principal provisions of the agreement in an appropriate section of the offering circular. Additionally, advise what consideration you have given to the filing of any agreement with Newgistics, Inc. as an exhibit to the offering circular. See Item 17.6 of Form 1-A.

RESPONSE:	In response to the staff’s comment, the Company has revised the disclosure in the “Business” section under “Distribution” to disclose that the Company has a written agreement with Newgistics pursuant to which the Company pays Newgistics a minimum of $3,500 per month for storing, picking, and packing the Company’s products, plus shipping fees. Once the Company is over the $3,500 minimum threshold, the Company will pay the sum of the different rates for each service such as receiving pallets, cases or units, as well as order handling, pick and pack, inventory storage based on bins or pallets, lot tracking, returns, and specified projects, such as special assembly or pick and pack instructions. The Company can also choose from different shipping rates based on the rules the Company creates for shipping zones, shipping priority, and delivery times. Based on these rules, the most cost effective carrier for the delivery is selected.

Pamela A. Long, Assistant Director

Securities and Exchange Commission

March 9, 2016

The Company has considered the filing of its agreement with Newgistics as an exhibit to the Offering Statement and, in accordance with Item 17.6 of Form 1-A, does not believe that it is a material contract that is required to be filed. This distribution contract is one that ordinarily accompanies the kind of business conducted by the issuer (selling products to consumers) and it was made in the ordinary course of business because there are other distributors with which the Company can contract. The Company pays Newgistics a $3,500 minimum monthly payment and has paid, at most, approximately $10,000 to Newgistics in any one month. This $10,000 amounts to less than 5% of the Company’s monthly costs.

The Company also does not believe that its obligations under the contract are material. The Company can terminate the contract with Newgistics easily. The Company needs to give notice to Newgistics 60 days prior to terminating. This notice serves as a termination fee of two months of minimum payments. From an operational standpoint, the termination of the Newgistics contract, starts a transition period of two weeks. For example, the Company can contract with another distributor starting on April 1, 2016 and give notice to Newgistics that same day. The Company would then instruct Newgistics to ship almost all of the Company’s inventory to the new distributor right away. Newgistics would keep enough inventory on hand to fill orders for two weeks (through April 15, 2016) after which the new distributor would begin filling the orders. The Company would need to pay Newgistics $7,000 (two months of minimum monthly payments) and the cost of shipping the inventory to the new distributor (approximately $10,000 to $15,000). The total cost to the Company of switching would be approximately $20,000 to $25,000 which, in light of the Company’s cash on hand as of February 29, 2016 of over $1 million, is not a material cost.

Dilution, page 12

5.	Please enhance your disclosure to provide a description of the parity between the public offering price of $6.25 per share for common stock and the effective cash cost to insiders during the past year.

RESPONSE:	In response to the staff’s comment, the Company has enhanced its disclosure to provide a description of the disparity between the effective cash cost to insiders during the past year and the public offering price of $6.25 per share.

BeautyKind Overview, page 17

6.	Please clarify the nature and role of the “customer network” or “CARE network” in your business model. For example, how are these networks established and by whom? What are the networks comprised of and what is their function? What role do retail consumers have in the networks? Finally, we note disclosure on page 27 that you will offer your gift card program to sororities, etc. as a way for them to raise money for their causes while building out their CARE Network, which is part of your rewards program. Please provide sufficient information about your business model so that investors will better understand the meaning of this type of disclosure.

Pamela A. Long, Assistant Director

Securities and Exchange Commission

March 9, 2016

RESPONSE:	In response to the staff’s comment, the Company has revised its disclosure to clarify that the “CARE network” are created when individual consumers, causes, or a business or organization shares a referral or gift card code with people. The function of the “CARE network” is to serve as a customer referral source for the Company and to raise money for the causes that the initiator of a “CARE network” chooses to raise money via BeautyKind purchases. The Company has also revised its disclosure to expand the description of BeautyKind’s work with sororities.

7.	The information on page 22 suggests that you have $3.1 billion of revenue. Please revise to remove this implication as this is not supported by your audited financial statements.

RESPONSE:	In response to the staff’s comment, we have deleted the graphic that suggested the Company has $3.1 billion of revenue.

Our Results with Little to No Marketing, page 22

8.	Explain the meaning of the abbreviation, “ROI,” in the third paragraph.

RESPONSE:	In response to the staff’s comment, we have deleted references to “ROI” and replaced them with the phrase “return on investment.”

9.	In the graphs on page 23, please explain what you are depicting in the graph relating to “sessions” versus “page views.” Please also explain what you are depicting in the graph relating to “Pages/Sessions.”

RESPONSE:	In response to the staff’s comment, the Company has added the following disclosure: “In the graphics below, “Users” refers to the number of IP addresses that have had at least one session within the selected date range. This includes both new and returning users. “Sessions” refers to the total number of sessions within the selected date range. A session is the period of time a user is actively engaged with our website. Pages/Sessions refers to the average number of pages viewed during a session within the selected date range. Repeated views of a single page are included. Page Views is the total number of pages viewed within the selected date range. Repeated views of a single page are included. Average Session Duration refers to the average length of a session within the selected date range.”

10.	We note that the graphs you provide on page 23 suggest that your marketing efforts had a significant impact on users, sessions, and page views. Please briefly discuss the marketing efforts you undertook in the second quarter and appear to be taking currently, and why you did not continue marketing in the third and fourth quarters.

RESPONSE:	In response to the staff’s comment, we have revised our disclosure to discuss the marketing efforts we undertook in the second quarter. We have also revised our disclosure to clarify that we did not continue marketing in the third and fourth quarters in order to analyze the return on investment of these marketing efforts.

Four Customer Acquisition Channels Drive Our Growth, page 24

11.	Please clarify who the “Ambassadors” are. For example, it is unclear whether they are individuals or organizations, and whether they are employees or otherwise receive commissions or payments for their efforts. Please explain how you will find and engage or hire the Ambassadors. Please also explain how they will grow customers by “sharing their personal gift card program.”

Pamela A. Long, Assistant Director

Securities and Exchange Commission

March 9, 2016

RESPONSE:	In response to the staff’s comment, the Company has revised its disclosure to clarify that its Cause Ambassadors are individuals who are not employees who earn monthly cash bonuses based on their success in raising money for causes and for referring new customers to the Company’s website. The Company also revised its disclosure to clarify that it identifies and recruits Cause Ambassadors through a referral from a person with whom the Company is working at a cause or through a referral from an existing Cause Ambassador. The Company also revised its disclosure to clarify the “personal gift card program” is a referral program with a larger discount than that of a regular customer’s referral code.

12.	Disclosure on page 25 states that you work with Scooter Braun Agency to help you identify the right influencers. Similarly, disclosure on page 26 states that you work also with Lindsey Vonn and the Lindsey Vonn Foundation. Disclose whether you have any agreement with Scooter Braun Agency, Lindsey Vonn, and the Lindsey Vonn Foundation, and, if so, summarize the principal provisions of any agreement. Additionally, advise what consideration you have given to the filing of any agreement with Scooter Braun Agency, Lindsey Vonn, and the Lindsey Vonn Foundation as an exhibit to the offering circular.

RESPONSE:

In response to the staff’s comment, we have summarized the principal provisions of our written agreement with Scooter Braun and clarified that our previous written agreement with Lindsey Vonn has expired.

The Company has considered the filing of its agreements with Scooter Braun and Lindsey Vonn as exhibits to the offering circular and, in accordance with Item 17.6 of Form 1-A, does not believe they need to be filed. These are marketing agreements that ordinarily accompany the kind of business conducted by the issuer and they were made in the ordinary course of business. The sales that have resulted from these agreements have not been material.

College Sorority Tour, page 27; Trend Information, page 4

13.	Please clarify in the fifth paragraph the timetable for which you expect to complete your pop up container for SXSW. Current disclosure refers only to “March.” This comment also applies to several references to “March” under “Trend Information” on page 31.

RESPONSE:	In response to the staff’s comment, the Company has clarified its references to March 2016.

Description of Property, page 29

14.	Disclosure states that you rent office space for $2,995 per month. Advise what consideration you have given to the filing of the rental agreement as an exhibit to the offering circular. See Item 17.6 of Form 1-A.

RESPONSE:	In response to the staff’s comment, we have filed the rental agreement as an exhibit to the Offering Statement.

Compensation of Directors and Executive Officers, page 34

15.	Please clarify why the amount of Mr. Davis’s salary, as reflected in footnote (1), was $145,154 when the entire amount of his cash compensation reflected in the table for the fiscal year ended January 31, 2016 is only $138,461.60.

Pamela A. Long, Assistant Director

Securities and Exchange Commission

March 9, 2016

RESPONSE:	In response to the staff’s comment, the Company has clarified footnote (1) to disclose that in calendar year 2015, Mr. Davis received a total of $146,154 in salary (through September 18, 2015). He has not received a salary since September 2015. As the Company’s fiscal year begins in February, the $138,461.60 reflected in the table is Mr. Davis’ compensation from February 1, 2015 through September 18, 2015. Mr. Davis was paid $7,692.40 in January 2015.

Security Ownership of Management and Certain Securityholders, page 35

16.	Align the information in the second column, “Name and Address of Beneficial Owner,” with the other columns so that it is clear to which entries in the other columns the second column relates. For example, as formatted, it is unclear whether the information in the second column relating to the securities held by LAYN Ltd. over which Hil Davis has voting and investment control is associated with the first or the second entry in the other columns. Please also ensure that you have provided the address for each of the beneficial owners.

RESPONSE:	In response to the staff’s comment, we have aligned the information in the different columns.

Interest of Management and Others in Certain Transactions, page 36

17.	Please identify the member of management for whom the company leased an apartment in the last paragraph on page 37.

RESPONSE:	In response to the staff’s comment, we have disclosed that the Company leased an apartment for the use of Mr. Davis.

Financial Statements for the Period from August 6, 2014 (date of inception) through January 31, 2015

Statement of Members’ Equity, page F-4

18.	Please revise your presentation here and on page F-16 to include a column showing the changes in the number of common units issued as well as a column showing the changes in the number of preferred units issued.

RESPONSE:	In response to the staff’s comment, Pages F-4 and F-16 have been updated to include changes in the number of common and preferred units issued.

Note B – Significant Accounting Policies, page F-6

Revenue and Cost Recognition, page F-7

19.	We note that you offer a promotional rewards program which allows customers and other parties to earn points for each qualifying purchase up to a maximum of 6% of qualifying purchases. The points can then be used for the purchase of additional products, donated to a charitable organization, or redeemed for cash. You disclose that revenue is recognized when the points are redeemed by the customer. Please tell us and enhance your disclosure to further clarify your revenue recognition policy, including how you account for the value of points when earned, redeemed, and expired. Please also tell us what accounting literature you referenced to support your basis.

Pamela A. Long, Assistant Director

Securities and Exchange Commission

March 9, 2016

RESPONSE:

The Company offers a promotional rewards program which allows customers and other parties to earn points for each qualifying purchase made by a customer and any referred customers up to a maximum of 6% of qualifying purchases. The points earned can be used for the purchase of additional products, donated to the chosen charitable organization, or redeemed for cash. The Company accounts for this program under the guidance of ASC 606-10-25 regarding revenue from contracts with customers. The Company has also considered accounting practices regarding loyalty rewards programs within our industry and other retailers who provide customer loyalty program. We believe our current accounting practices regarding our loyalty program are consistent with the accounting practices of large public entities including Ulta Salon, Cosmetics and Fragrance, Inc. and Nordstrom, Inc.

The Company accounts for the “earned” value of the reward points when a customer completes a purchase by recording an accrued reward liability and cost of revenues for the dollar value of the earned reward. At that point, an accrued liability is created based on a % of the purchase price (before shipping and taxes).

The Company accounts for the “redeemed” value of the reward points when a customer exchanges their points for product, shipping expenses, product samples, donations to a cause, cash that is loaded on a debit card, or a mix of any of these items. 1 reward point equals $1 in value. Upon redemption by the customer the accrued reward liability is reduced. Our previous revenue and cost recognition policy stated that “Revenue is recognized when the points are redeemed by the customer” which was referring only to when the redemption of reward points by a customer is made in connection with the purchase of new products. Rewards points redeemed through other means do not result in the recognition of revenue. We have revised our policy to further clarify this point.

Reward points currently expire 18 months following the date they are earned by the customer. The Company accounts for the “expired” value of the reward points by reducing the accrued reward liability and cost of revenues.

We have updated our disclosure in connection our revenue and cost recognition policy under Note B - Significant Accounting Policies and our disclosure of the customer reward liability in Note H – Commitments and Contingencies to provide further clarity in regards to our promotional reward program

Financial Statements for the Six Months Ended July 31, 2015

Balance Sheet, page F-14

20.	Please also present on page F-14 a balance sheet as of January 31, 2015. Refer to Rule 8-03 of Regulation S-X.

Pamela A. Long, Assistant Director

Securities and Exchange Commission

March 9, 2016

RESPONSE:	In response to the staff’s comment, Page F-14 has been updated to include the prior audited balance sheet at January 31, 2015.

Exhibits

21.	File the escrow agreement as an exhibit to the offering circular. See Item 17.8 of Form 1-A.

RESPONSE:	In response to the staff’s comment, we have filed the escrow agreement as an exhibit to the Offering Statement.

Exhibits (6)(d) and (6)(f)

22.	We note that you have not filed exhibit D to either exhibit. File the guaranty agreement as an exhibit to the offering circular. See Item 17.6 of Form 1-A.

RESPONSE:	In response to the staff’s comment, we have filed the guaranty agreement as an exhibit to the Offering Statement.

Exhibit (6)(l)

23.	Refer to section 3 of the employment agreement. Advise what consideration you have given to the filing of the common unit purchase agreement between you and Layn, Ltd. as an exhibit to the offering circular. See Item 17.6 of Form 1-A. We note the disclosure on page 35 of the offering circular that Layn, Ltd. is the beneficial owner of 38.31% of your securities.

RESPONSE:	In response to the staff’s comment, we have filed the common unit purchase agreement between us and Layn, Ltd. as an exhibit to the Offering Statement.

Sincerely,

BeautyKind, LLC

By:	/s/ John Hilburn Davis, IV
Name:	John Hilburn Davis, IV
Title:	Chief Executive Officer